SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                          May 17, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit
Number         Description of Exhibits
----------     ---------------------------

1              Creo Products Inc. Material Change Report under
               Section 85(1) of the Securities Act (British
               Columbia) and Material Change Report under
               Section 75(2) of the Securities Act (Ontario) on Form 27, filed on May 17, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CREO PRODUCTS INC.

                              By:    /s/ Thomas Kordyback
                                     -------------------------------
                              Name:  Thomas Kordyback
                              Title: Vice President, Finance,
                                     Chief Financial Officer
                                     and Secretary

Date:  May 17, 2000

EXHIBIT 1 TO FORM 6-K

Creo Products Inc. Material Change Report under Section 85(1) of the Securities Act (British Columbia) and Material Change Report under Section 75(2) of the Securities Act (Ontario) on Form 27, filed on May 17, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

                             FORM 27
        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
               SECURITIES ACT (BRITISH COLUMBIA)
                  MATERIAL CHANGE REPORT UNDER
         SECTION 75(2)  OF THE SECURITIES ACT (ONTARIO)

1.   Reporting Issuer

     CREO PRODUCTS INC. ("Creo")
     3700 Gilmore Way
     Burnaby, British Columbia
     V5G 4M1

2.   Date of Material Change

     May 17, 2000

3.   Press Release

     Date of Issuance:   May 17, 2000
     Place of Issuance:  Vancouver, British Columbia

4.   Summary of Material Change

     Creo and Heidelberger Druckmaschinen AG ("Heidelberg") have agreed that their joint venture, first formed in 1997, will terminate effective on May 18, 2000 and its place will be taken by an original equipment manufacturer ("OEM") relationship. The principal terms of the OEM relationship have been agreed upon.

5.   Full Description of Material Change

     Creo and Heidelberg have been unable to agree on modifications to the agreement governing their joint venture to take account of the merger of the prepress operations of Creo and Scitex Corporation Ltd. The parties have accordingly agreed to terminate the joint venture effective as of May 18, 2000. They have also agreed upon the principal business terms for their continuing relationship. Under the new relationship, Creo's Trendsetter(R) family of thermal platesetters and the Prinergy(TM) workflow management system will continue to be sold through the distribution channels of both CreoScitex and Heidelberg under the respective brands of the two companies, and existing service arrangements will continue to be honored.

     Heidelberg has agreed to provide ongoing manufacturing services to Creo for the next two years, at Creo's option. It is expected that The Trendsetter(R) family of thermal platesetters will continued to be manufactured in both Vancouver and Kiel for the foreseeable future.

     Definitive agreements concerning the new relationship between Creo and Heidelberg are expected to be settled and signed within the next month.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officers

     For further information contact:

     Thomas Kordyback
     Creo Products Inc.
     3700 Gilmore Way
     Burnaby, BC
     V5G 4M1

     Telephone:     (604) 451-2743
     Facsimile:     (604) 419-4724

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of May, 2000.

                              CREO PRODUCTS INC.

                              Per: "Tom Kordyback"
                                   --------------------
                                  (Authorized Signatory)

                                   Thomas Kordyback, Vice President, Finance,
                                   Chief Financial Officer and Secretary
                                  (Print Name and Title)